Mail Stop 4561

October 17, 2008

Jing Hao
Chief Financial Officer
Orient Paper, Inc.
Science Park, Xushui Town
Baoding City, Hebei Province,
People's Republic of China 072550

      Re: Orient Paper, Inc.
            Form 10-K for the Year Ended December 31, 2007
            Form 10-K/A for the Year Ended December 31, 2007
            Filed March 31, 2008 and October 17, 2008, respectively
            File No. 000-52639

Dear Mr. Hao:

      We have completed our review of your Forms 10-K and 10-K/A and have no further comments at this time.

            Sincerely,

            Kevin W. Vaughn
            Accounting Branch Chief